NO ACT

PE
11-12-09



09012763



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
DEC 10 2009
Washington, DC 20549

December 10, 2009

Robert D. Morse
*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-10-2009

Re: Qwest Communications International Inc.
Incoming letter dated November 12, 2009

Dear Mr. Morse:

This is in response to your letter dated November 12, 2009 concerning the shareholder proposal you submitted to Qwest. On November 5, 2009, we issued our response expressing our informal view that Qwest could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal and Regulatory Policy

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

November 12. 2009
Ph: *** FISMA & OMB Memorandum M-07-16 ***

Heather L.Maples, Sr. Spec. Counsel
Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC, 20549

Subject: Quest Communications, Inc.

Dear Ms. Maples:

I must ask that you look up my correspondence file covering subjects unfair to Proponents in stockholder's Proxy Proposals. You will find that your decision unfairly favors Corporate requests to exclude and I ask that it be reversed.

I am also presenting this information to Congress for consideration during pending legislation to limit rights of Management to perpetuate themselves via Director's voting for their benefit by excluding "Against" and only in that instance.

The "Right of Dissent", "Plurality" voting, non acceptance of Brokers Monthly Reports as evidence of ownership, confiscation of voting signed but unmarked choice are also unfair to shareholders. Attendance to "present", no matter how far travel required, only to be allowed a 3 minute presentation, while Management and Associates use Corporate funding are all unfair practices.

Lets be fair to everyone !

Sincerely,
Robert D. Morse

